March 11, 2011

Securities and Exchange Commission
Division of Corporate Finance
100 F Street
Washington, DC 20549-6010

Attention: Tara L. Harkins

Re:          Tel-Instrument Electronics Corp
Form 10-K for the fiscal year ended March 31, 2010
Filed July 14, 2011
Form 10-Q for the Quarter Ended December 31, 2010
File No. 001-13651

Dear Ms. Harkins:

We have reviewed your comments carefully, and have set forth below our responses under the item numbers of your February 28, 2011 letter.

Form 10-K For the Fiscal Year Ended March 31, 2010

Item 8. Financial Statements and Supplementary Date, page 19

Note 2 – Summary of Significant Accounting Policies, page 25

Revenue Recognition, page 25

1.
We note that you offer customers a right of return for your products.  Please revise your future filings to disclose all rights of return that you grant your customers.  Revise future disclosures in the Critical Accounting Policies section of MD&A to explain in more detail how you estimate the provisions for your rights of return.  Refer to the guidance in 605-15 of the FASB Accounting Standards Codification.

Future filings will disclose all rights of return that we grant to our customers. Additionally, future filings will include more detail in Critical Accounting Policies Section of MD&A on how we estimate the provisions for all rights of return that we grant our customers in accordance with guidance in ASC 605-15.

Inventories, page 25

2.
We note that you classify service parts inventory as current assets although you do not expect to sell all parts within one year. We note from your response letter dated October 23, 2008 that you indicated you would classify your inventory as current or non-current from that point forward.  Please explain to us how your presentation complies with your prior response and with section 210-45 of the FASB Accounting Standards Codification.

The Company performs an ongoing detailed analysis of obsolete and slow-moving inventory to ensure that inventories are properly stated, and provides for those items that it will not be able to use or sell. Included in this analysis is a review of service parts inventory. Our analysis shows that items not expected to be used within one year are estimated to be less than 2% of current assets, and, as such, were not material for reclassification. If service parts inventory over one year becomes material, we will reclassify as non-current.

Note 9 -  Income Taxes, page 35

3.
We note here and within your December 31, 2010 Form 10-Q that you present a $2.4 million and a $2.5 million net deferred income tax asset as of March 31, 2010 and December 31, 2010, respectively, that appear to primarily relate to your net operating loss carry forwards and credits.  Giving specific consideration to negative evidence such as cumulative losses in recent fiscal years, please explain to us in more detail why you believe that it is more likely than not that all of the deferred tax assets will be realized as of March 31, 2010 and December 31, 2010.  Refer to the guidance in paragraphs 740-10-30-5e and 740-10-30-16 through 24 of the FASB Accounting Standards Codification.

As previously reported, the Company has won significant military contracts and has increased its backlog to approximately $30 million. In addition, many of the Company’s orders are not reflected in the backlog since they are anticipated to be completed in less than 12 months.

As discussed in the Company’s recent filings, the military has temporarily delayed the shipment of substantial sales. The Company anticipates to ship these orders which will then significantly increase sales in the next 12 to 18 months. The Company has prepared projections and discussed these projections with our auditors which show that the Company will produce more than enough taxable income to realize the deferred tax asset based upon the potential value of the deliverables that are contained within the contracts awarded, and options which the Company expects to be exercised by the government as well as the continued sales of its existing products, and the Company’s cost structure. After reviewing this evidence, in accordance with ASC 740, the Company continues to believe that it is more likely than not that the Company will generate enough future taxable income to recognize our deferred tax assets. As such, we have not recorded a valuation allowance. As required, we will continue to review this conclusion at each reporting period.

While the Company had a significant loss for the year ended March 31, 2010, it was modestly profitable for the year ended March 31, 2009. For the three months ended December 31, 2010, the Company had profit from operations of $412,270 and the loss from operations for the nine months ended December 31, 2010 was only $105,226 as compared to a loss of $1,902,136 for the same period in the prior year.

Following several challenging years, Tel believes it is now poised to capitalize on the significant investments the Company has made in new technology and expects to continue this upward trend in revenues and return to solid profitability.

The Company has won competitive awards for three major contracts for new products, CRAFT or AN/USM-708/AN/USM-719 and ITATS or AN/ARM-206, from the U.S. Navy, and most recently in 2009, the TS-4530A program. These programs are summarized in our filed reports. These programs in aggregate account for over $80 million.

 Note 14.  Stock Option Plans, page 39

4.
We note that you base your expected volatilities upon the historical volatility of your common stock and “other factors.”  Please explain to us the “other factors” that you utilize in the determination of your expected volatilities.  Refer to the guidance in Topic 718 of the FASB Accounting Standards Codification and SAB Topic 14(d).

There are no other factors used in determining expected volatility. Expected volatilities are based on historical volatility of the Company’s stock only. This will be noted in future filings.

Item 9A(T):  Controls and Procedures, page 48

5.
We note your disclosure that your assessment of internal control over financial reporting was conducted using the criteria in the Committee of Sponsoring organizations of the Treadway Commission (“COSO”) in Internal Control over Financial Reporting – Guidance for Smaller Public Companies.  Please tell us specifically what control framework you applied in performing your assessment of internal control over financial reporting.  In that regard, please tell us how the framework you used is an acceptable framework as discussed in SEC Release No. 33-8810:  Commission Guidance Regarding Management’s Report on Internal Control over Financial Reporting under Section 13(a) or 15(d) of the Securities Exchange Act of 1934.  Alternatively, to the extent that you utilized the referenced guidance in connection with your evaluation of your internal controls over financial reporting based on the framework established by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework, please confirm that fact to us and revise  your disclosure in future filings to clearly indicate that your evaluation was based on that framework rather than the supplemental guidance that you reference in the current disclosure.

We confirm and will revise our disclosure in future filings to indicate the Company used the criteria set forth in Release 33-8810 in evaluating the internal control over financial reporting based on the framework established by COSO.

Exhibit 31.1 and 31.2

7.
We note that your certifications filed in this Form 10-K and your Forms 10-Q as of June 30, September 30, 2010, and December 31, 2010 are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K.  For instance, we note that you have made certain modifications to the wording in paragraph 4(d).  We also note that you refer to “annual report” rather than “report” in paragraphs 2, 3, 4(a), and 4(d).  Please revise the certifications included to conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

Future filings will reflect the exact form of the certifications as prescribed by Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Quarter Ended December 31, 2010

Note 9.  Fair Value Measurement,page 10

8.
We note from page 14 that you recognized a $411,340 liability for warrants that were issued in connection with long-term debt and that you are utilizing the Black-Scholes model to fair value these instruments.  Please revise your future filings to disclose how you determined the significant assumptions utilized within this model at inception and at each subsequent reporting date.  Provide us with a sample of your proposed revised disclosure.

We will revise our disclosure in future filings as follows:

The common stock warrant was not issued with the intent of effectively hedging any future cash flow, fair value of any asset, liability or any net investment in a foreign corporation. The warrants do not qualify for hedge accounting, and, as such, all changes in the fair value of these warrants are recognized as other income/expense in the statement of operations until such time as the warrants are exercised or expire. The Company had originally recognized, at inception, a warrant liability of $281,656 and estimated the fair value of these warrants using the Black-Scholes options model using the following assumptions: risk free interest of 2.81%, expected life of 9 years, expected volatility of 28.51%, exercise price of $6.70, and fair market value of underlying stock of $6.70.

For the three and nine months ended December 31, 2010 the Company recorded a loss in the amount of $129,684 as a result of the increase in the fair value liability of the warrant. These common stock warrants do not trade in an active securities market, and, as such, we estimate the fair value of these warrants using the Black-Scholes options model using the following assumptions:

December 31, 2010

Risk free interest rate	3.30%

Expected life in years	9

Expected volatility	31.49%

Fair market value of stock	$8.09

Exercise price	$6.70

Item 4(T).  Controls and Procedures, page 23

9.
We note your disclosure that your “principal executive officer and principal financial officer concluded that [your] disclosure controls and procedures are effective to ensure that information required to be disclosed by [you] in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.”  The language that is currently included after the word “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act.  Please remove the language in your future filings or revise the disclosure so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(c).

We will revise our disclosure in future filings.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings.

The Company further acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

The Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and look forward to any response you may have to our letter. I, of course, would be glad to discuss any of our responses above by telephone.

Sincerely,

/s/ Joseph P. Macaluso
Joseph P. Macaluso
Principal Accounting Officer